State of Delaware
Secretary of State
Division of Corporations
Delivered 06:33 PM 03/05/2008
FILED 06:33 PM 03/05/2008
SRV 080287525 - 3024766 FILE

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

Simex Technologies, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware, does hereby certify:

FIRST: The name of the corporation is Simex Technologies, Inc.

SECOND: The Board of Directors of Simex Technologies, Inc. approved and adopted by written consent resolutions to amend the Certificate of Incorporation of said corporation on December 14, 2007. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Board of Directors hereby declares it advisable and in the best interests of the Corporation that its Certificate of Incorporation be amended as follows:

1) That Article I of the Certificate of Incorporation be amended and restated to read in its entirety as follows: "Name: The name of the corporation is College Tonight, Inc."

2) That the first paragraph of Article IV, Section 4.01, of the Certificate of Incorporation be amended and restated to read in its entirety as follows:

"The Corporation shall have authority to issue two classes of shares to be designated respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is One Hundred and Five Million (105,000,000) shares of which One Hundred Million (100,000,000) shall be Common Stock and Five Million (5,000,000) shall be Preferred Stock. Each share of Common Stock shall have a par value of One Thousandth of One Cent ($0.001), and each share of Preferred Stock shall have a par value of One Thousandth of One Cent ($0.001)."

2) That the following paragraph shall be added at the end of Article IV, Section 4.01:

"Effective as of the filing date of this Certificate of Amendment, each four shares of the issued and outstanding Common Stock, $0.001 par value, of the Corporation shall be reverse split into one (1) share of Common Stock of the Corporation. This reverse split shall affect only issued and outstanding shares. Each record and beneficial holder who would receive a fractional share as a result of the reverse stock split shall receive, if they hold a fractional share equal to one-half or more, a full share of Common Stock, and if they hold a fractional share equal to less than one-half of a share of Common Stock, then that fractional share will be cancelled."

THIRD: The foregoing amendments were consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote on December 14, 2007, by written consent given in accordance with the provisions of Section 228(a) of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said Simex Technologies, Inc. has caused this Certificate of Amendment to be signed by Zachary Suchin, the corporation's chief executive officer, this 3rd day of March 2008.

/s/ Zachary Suchin
_____
Zachary Suchin, Chief Executive Officer

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